First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

May 2007

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2006. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

First Financial Holdings, Inc.

Charleston, South Carolina



FIRST SOUTHEAST

Investor Services, Inc.

FIRST SOUTHEAST

Insurance Services, Inc.

The KIMBRELL

Company, Inc.

FIRST SOUTHEAST

Fiduciary & Trust Services, Inc.

KINGHORN

Insurance Services, Inc.

PREFERRED

Markets, Inc.

JOHNSON

Insurance Associates, Inc./

Benefit Administrators, Inc.

ATLANTIC

Acceptance Corp.

Outline

Tab 1. Corporate Profile/Vision/Goals

Tab 2. Convenience/Customer Driven Distribution System/ Advertising

Tab 3. Core Deposit Growth

Tab 4. Insurance Sales and Services

Tab 5. Other Income Growth

Tab 6. Distribution Channels/Market Overviews and Deposit Shares

Tab 7. Human Capital

Tab 8. Financial Performance/Investment Highlights

Tab 9. Management Team

Corporate Profile
March 31, 2007
(amounts in thousands)

- Total Assets $ 2,691,354
- Net Loans $ 2,107,651
- Total Equity $ 189,346
- Equity/Assets   7.04%
- Market capitalization $ 413,470

Average Compounded Growth Rate	2 Year	5 Year	10 Year
– Assets	4.32%	3.22%	5.32%
– Earnings per share	5.25%	3.64%	13.18%
– Stock Price (NASDAQ GSM: FFCH)	11.60%	5.02%	10.94%
– Dividends	4.35%	8.56%	11.17%

Vision and Mission

Vision: Devotion to the financial success of our customers.

Mission: To help our customers achieve financial success, through exceptional personal service, constant product and service innovation, local involvement, and a commitment to our core values.

Core Values
Service

- We are committed to providing our customers with the personal resources and information they need to address their financial opportunities or challenges.

- We believe that customers should be able to access their accounts in the time, place, and way that best meets their needs.

- In every interaction, we strive to exceed the customer's expectations.

- We are committed to constantly improve the service experience for our customers.

Innovation

- We recognize opportunity wherever it exists and make the most of it.

- We create opportunity where none exists.

- We constantly work to improve the value we bring to our customers.

- We continually look for ways to make it simpler for our customers to manage their accounts, their finances, and their relationship with us.

Involvement

- We have an effective partnership with the communities we serve, contributing our time, resources, and a shared desire to make things better.

- We consider it a duty to help make homeownership a reality to all who desire it.

- We consider it a duty to educate our youth about basic money management.

- We consider it a duty to promote personal savings and to provide the advice, tools, and encouragement needed to accomplish it.

Commitment

- We accept responsibility for our decisions and actions.

- We set high goals and hold ourselves accountable.

- We set high personal standards for honesty and integrity, which guide our decisions and our actions.

Key Goals for Fiscal 2007

- Continue to expand our advice businesses, the First Southeast group of companies.

- Develop comprehensive financial planning options for our customers and link these solutions to services provided by our Company.

- Increase total revenues over 5% and non-interest revenues to more than 45% of total revenues over time.

- Increase core deposit account relationships to more than 56% of total deposits

- Further expand and diversify our in-store sales centers and optimize the convenience of other sales centers.

- Expand sales center convenience by developing and deploying a variety of easily accessible self-service options at sales centers, and through our Internet, call center and telephone response channels.

- Increase earnings per share by six to eight percent.

South Carolina's
Most Convenient Bank

- Seven Day a Week Banking
- Evening Banking Hours
- Free Checking
- Extensive Branch & ATM Network
- Free Online Banking & Bill Pay
- In-School Banking at 40 Schools
- Exceptional "You're First" Customer Service



7 Day a Week Banking


YES! WE'RE
OPEN
At ALL WAL-MART®
SUPERCENTERS
Another Grand Opening.
Another convenient location. Another first.
We're open 7 days a week at all Wal-Mart® Supercenters.
First Federal
You're First.
www.firstfederal.com
LENDER

New Image Advertising Campaign

 **First Federal** Treats You Like…



…Gold



…a Star



…Royalty



…a Rock Star



…a Greek God

Core Deposit Growth

(amounts in millions)



Deposit Composition
(amounts in millions)



March 31, 2002



March 31, 2007

New Checking Accounts



+15%*
+59%**

*Average annual growth rate of all new checking accounts.

**Average annual growth rate of new in-store accounts.

Demand Deposit Accounts



Deposit Account Fees



(In thousands)
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$99.89
$104.64
$106.70
$116.67
$124.70
$126.96
$133.25
$171.00
$6,586
$7,593
$8,489
$9,349
$10,604
$11,516
$12,927
$17,714
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Service Charges & Fees
Fees per Account

Deposit Account Fees

CAGR

1 Year	37.0%
5 Year	15.8%
7 Year	15.1%

20

Customer Loyalty Index Benchmark

Criteria Question	Benchmark Score	First Federal Score*
On a scale of 1-10		
A. How likely are you to continue using First Federal for your future financial needs?	9.37	9.53
B. How likely are you to recommend First Federal to a friend or associate?	9.16	9.42
C. How would you rate your overall satisfaction with First Federal?	9.20	9.37

	Loyalty Index Score
First Federal's Loyalty Index*	84.08%
All CSP Clients	74.32%

*First Federal's Score as of March 31, 2007 as calculated by Customer Service Profiles (CSP)

Weighted Average Rate on Funding

(dollars in thousands)

	September 30 2006		March 31 2007	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Checking accounts	$ 474,705	0.20 %	$ 496,271	0.16 %
Statement and other accounts	148,752	0.55	143,602	0.55
Money market accounts	373,675	3.72	378,643	3.85
Certificate accounts	825,896	4.44	858,568	4.70
Total deposits	$ 1,823,028	2.87 %	$ 1,877,084	3.01 %
FHLB				
Term	$ 465,000	4.76 %	$ 400,000	4.77 %
Overnight	$ -	-	$ 54,000	5.66
	$ 465,000	4.76 %	$ 454,000	4.88 %
Repos	$ 68,755	5.32 %	$ 57,520	5.32 %

Insurance Sales and Service

Twelve Months ending March 31, 2007

- Total Insurance Revenues: $23.3 million
- 35% Prop. & Cas. Personal Lines/ 58% Prop. & Cas. Commercial Lines/7% Life & Health
- Prop./Cas. Premiums Written (in millions)
  - Personal $ 52
  - Commercial $ 97
  - Wholesale (996 active producing agencies) $ 36
- Major Companies represented: Allstate, Selective, Auto-Owners, Travelers, Hartford, Zurich, Cincinnati, Harleysville and Chubb
- Largest Independent Allstate Agency in the United States.
- Recognized by Bank Insurance and Securities Association as being ranked 7th in the Country based on the contribution of insurance subsidiary to Holding Company net income.

Insurance Revenues

(amounts in thousands)



Insurance Revenues

(amounts in thousands)



Insurance Acquisitions

(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0
Employer Benefits Strategies, Inc. (merged - First Southeast Insurance)	2006	Employee Benefits Plans	N/A
Peoples Insurance Agency (merged -First Southeast Insurance)	2006	Personal lines	$ 3.5

Other Insurance Operations

First Southeast Reinsurance	Private mortgage reinsurance
Family Financial Holdings, Inc. (14.3% ownership)	Reinsures contractual liability policies written in conjunction with debt protection programs.

Insurance, Brokerage and Trust Revenues

(amounts in thousands)



Non-Interest Income

(dollars in thousands)



Non-Interest Income

(amounts in thousands)

	6 Months 3/07	6 Months 3/06	% Change	Fiscal 2006	Fiscal 2005	% Change
Commissions on insurance	$ 11,472	$ 10,269	12%	$ 20,792	$ 20,012	4%
Service charges and fees on deposit accounts	8,151	8,981	-9%	17,714	12,927	37%
ATM and debit card fees	2,774	2,157	29%	4,635	3,867	20%
Loan servicing operations, net	1,293	1,567	-17%	2,789	1,932	44%
Brokerage fees	1,316	1,419	-7%	2,777	2,646	5%
Net gain on sale of loans	762	1,252	-39%	2,200	2,452	-10%
Trust revenues	527	404	30%	830	710	17%
Credit card fee income	380	372	2%	759	658	15%
Real estate operations, net	(285)	(381)	-25%	(607)	(673)	10%
Other	604	562	7%	1,281	986	30%
Non-interest income - Core*	26,994	26,602	1%	53,170	45,517	17%
Gains on disposition of assets	75	114	-34%	989	2,530	-61%
Judgment settlement					1,253	-100%
Gain (loss) on sale of investment and mortgage-backed securities	266	3	8767%	5	(55)	-109%
Total non-interest income	$ 27,335	$ 26,719	2%	$54,164	$49,245	
Core non-interest income to total revenue	39.41%	40.58%	-3%	39.70%	36.20%	
Total non-interest income to total revenue	39.91%	40.76%	-2%	40.50%	39.10%	

*Excluding gains on disposition of assets, judgment settlement and gain (loss) on sale of investment and mortgage-backed securities.

29

First Financial Holdings, Inc.

March 2007

Markets



Charlotte, NC
Spartanburg
Rock Hill
Union
Laurens
South
Carolina
Florence
Conway
Columbia
Lake City
Sunset Beach, NC
Myrtle Beach
Charleston
Ridgeland
Beaufort
Hilton Head Island
Retail Banking Offices (42)
Wal*Mart Superstore Offices (11)
First Southeast Insurance Services (13)
Kimbrell Insurance Group (1)
First Southeast Investor Services (11)
First Southeast Fiduciary and Trust Services (3)

Market Overview – Charleston MSA

Total deposits in market: $9.6 billion

First Federal market share/rank: 11.8 % / #3

Population: 616,148[1]   Median Family Income: $47,831[1]   Unemployment: 4.5%[2]

Largest Employers: Charleston County School District, Medical University of SC Hospital Authority, Medical University of SC, Berkeley County Schools, CareAlliance Health Services

Economic overview:

- The Port of Charleston, with an economic impact of $3 billion a year and 55,000 jobs locally, is one of only a handful of ports to have received the Presidential "E" and "E-Star" awards for excellence in exporting. An estimated 45% of the cargo tonnage and one-third of containers are from South Carolina firms. North Europe and Asia are the Port's top markets, however, a total of 150 countries are served directly through the Port of Charleston.

- *Entrepreneur* **ranked Charleston metro area #2 among top mid-sized metros for "Hot Cities for Entrepreneurs." (Sept. 2006)**

- International trade through the SPA's facilities provides 281,660 jobs paying $9.4 billion in wages to South Carolinians. In all, trade pumps $23 billion into the state economy and generates $2.5 billion in state and local taxes.

- **AirTran Airways announced it will begin service to Charleston in late May/early June 2007. The addition of low cost service is also expected to provide a boost to the region's tourism industry, especially the convention and meetings markets. (February 2007)**

- **"Top U.S.Cities for Doing Business" – Charleston region ranked 12th among mid-sized metros –** *Inc.* **(May 2006)**

- "Best Golf Resorts in the U.S." *Travel + Leisure Golf*, September 2006, Kiawah Golf Resort cited as the best golf resort in the US.

- GenPhar, Inc. a biopharmaceutical company that develops vaccines that protect against the world's most dangerous infectious diseases are constructing South Carolina's first Good Manufacturing Practice (GMP) facility for biological medicine. GenPhar chose the Charleston region for its natural beauty, workforce and proximity to MUSC. With this $33 million investment 133 new jobs will be created.

- Belimed USA, a global leader in infection control technology has located its North American headquarters in the Charleston region, creating 75 new jobs with this $5 million investment. The company designs and manufactures equipment and provides services to hospitals, and biotechnology and pharmaceutical companies worldwide.

- **Google Inc. announced plans for the company to open a facility in Berkeley County. Google Inc. will invest $600 million and create 200 jobs initially at the Mt. Holly data center.**

[1]SNL Financial
[2]SC Employment Security Commission, March 2007

Market Overview – Charleston MSA
(continued)

- "Mid-size Markets with Highly Diverse Economies" – Charleston region ranked among top 10 – *Southern Business & Development.* (Winter 2006)

- *Milken Institute* listed the Charleston region among top 25 largest "Best Performing Cities: Where America's Jobs Are Created." (Feb. 2006)

- Charleston metro area ranked #32 by *Intel.com* in "America's Most Unwired Cities." (June 2006)

- **"Top Places to Retire"** *AARP* **– The Magazine, July & August 2006, Charleston included among the top 5 locales in the nation.**

- The forecast is for the Charleston region's residential market to continue to expand. Approximately 10,000 new residential permits are forecast for 2007 and again in 2008. The average price of homes is also expected to increase. The average sales price of all homes sold are expected to rise by a modest 2.5% in 2007 and 5% in 2008.

- The world's largest commercial vehicle producer DaimlerChrysler has selected North Charleston, SC as the site for its new Dodge Sprinter van assembly plant. This is part of one of a three-phase plan by the company that upon culmination could create 1,800 jobs and $435 million in investment..

- **Rome, Italy-headquartered Alenia Aeronautica and Dallas-based Vought Aircraft Industries and the output from their North Charleston, South Carolina operation will supply yet another company: Boeing. The Alenia-Vought team will provide fuselage sections for Boeing's much-ballyhooed 7E7 Dreamliner jet. This is a US $510 million global aeronautics venture and as many as 650 well-paying jobs.**

- In 2006 the region reported $18.1 billion in gross sales, an increase of 10.6% from the previous year, fueled by growing population and opening of the new Tanger Outlet Mall, as well as a steadily growing visitor industry. An estimated 5.1 million visitors traveled to the Charleston area in 2006, pumping $5.3 billion into the region's economy. The Charleston area average daily hotel rate climbed 8% to $138.89.

- The forecast for 2007 and 2008 is for 7% growth each year in gross retail sales. New retail centers opening in 2007 in the region include Lowes in Goose Creek, Kohls in Mt. Pleasant, Best Buy and Dicks Sporting Goods in Summerville.

- In November 2006, the Wentworth Mansion in downtown Charleston, Woodlands Resort & Inn in Summerville and the Sanctuary at Kiawah Island each received for 2007 the AAA's Five Diamond Award, the automobile association's highest hotel and restaurant rating.

- The visitor industry kicked-off was predicted to be another record year with the 25th anniversary of the Southeastern Wildlife Expo in mid-February. The event drew an estimated 45,000+ visitors to the three day festival. The total economic impact was estimated at over $67 million. SEWE will be followed by a major event nearly every week during the spring. Major events include the annual Cooper River Bridge Run, 60th Annual Festival of Houses and Gardens, Family Circle Cup Tennis and Senior PGA Championship to be held at Kiawah in May. With AirTran Airways beginning service in late May/early June, the visitor industry can expect a boost in traffic from summer through fall as the low cost carrier will likely attract new visitors to the region. As a result, attraction attendance is forecast to increase 10% for 2007 and an additional 1.8% for 2008.

Market Overview – Horry County

Total deposits in market: $5.6 billion

First Federal market share/rank: 5.0% / #10   *(OPPORTUNITY)*

Population: 232,936[1] Median Family Income: $43,514[1]   Unemployment: 5.0%[2]

Largest Employers: Horry County Department of Education, Wal-Mart Associates Inc., Horry County Council, Myrtle Beach Farms, AVX Corporation

Economic overview:

- **Myrtle Beach was the 13th fastest growing MSA in the nation according to U.S. Census Bureau statistics.**

- Horry County Schools rated "Excellent" by the South Carolina Board of Education

- *Forbes Magazine* **listed Myrtle Beach the 29th best place for business and careers out of 200 metro areas.**

- Myrtle Beach – Top workforce training programs in the U.S. as ranked by *Expansion Management.*

- Horry County led all counties in the state in travel expenditures, payroll income and jobs directly generated by domestic traveler spending in 2005. These expenditures reached nearly $2.7 billion, accounting for 31.4% of the state total and generated nearly $554 million in payroll income and over 37 thousand jobs for county residents. Approximately 13.2 million people visit annually.

- *USA Today.com* **ranked Myrtle Beach the second most popular beach in the U.S.**

- El Sol Mexican Restaurant Supply, a food producer/distributor has purchased the 25,000 sq. ft. shell building in the Loris Commerce Center. The company plans to be in operation in the spring after a $4 million up fit of the building and installation of equipment. The initial workforce of 25 people is expected to grow to 50 when full production is reached.

[1]SNL Financial
[2]SC Employment Security Commission, March 2007

Market Overview – Florence County

Total deposits in market: $2.1 billion

First Federal market share/rank: 7.8% / #4

Population: 130,805[1]   Median Family Income: $41,825[1] Unemployment: 6.4%[2]

Largest Employers: McLeod Regional Medical Center, Florence Public School District #1, Quorum Health Group, Inc./Triad Hospitals, Honda of South Carolina Mfg., Inc., Wal-Mart Associates, Inc.

Economic overview:

- Force Protection, Inc. has purchased land for expansion to Florence County.

- Television shopping network QVC built a $75 million, 400 job distribution center near Interstate 95 in Florence which opened in 2006.

- McLeod Regional Medical Center recently announced an $80 million expansion. The project will include enlarging the five-story Pavilion Tower up to 12 floors housing 140 general acute care beds and 16 operating suites.

- Florence County received almost $199 million from domestic travelers, generating $42.1 million in payroll and over 2 thousand jobs.

- The Drs. Bruce & Lee Foundation donated $20 million for a new cultural arts center and to fund a new home for the Florence Little Theatre, following a $10.6 million gift five years ago to construct a $17 million library.

- Johnson Controls has chosen Florence for its new $35 million automotive battery assembly and distribution center. Opening in Spring 2007 it will add 200 jobs.

[1]SNL Financial
[2]SC Employment Security Commission, March 2007

Market Overview – Georgetown County

Total deposits in market: $1.1 billion

First Federal market share/rank: 11.6% / #3

Population: 63,293[1]   Median Family Income: $42,724[1]   Unemployment: 6.8%[2]

Largest Employers: Georgetown County Department of Education, Georgetown Hospital System, B E & K Construction Company, International Paper, County of Georgetown

Economic overview:

- Maurice Franklin Louver Company, based in Lincoln, Rhode Island, plans to build a 20,000 sq. ft. plant on a 6-acre site in the Georgetown Airport Industrial Park. The new operation will produce round aluminum and plastic louvers used to ventilate and reduce moisture in residential, commercial, industrial and marine environments.

- Georgetown County benefited from more than $234 million in domestic traveler expenditures which included $46.1 million in wages and salaries and over 3 thousand jobs.

- 3-V, Inc., a specialties chemical manufacturer, announced plans to invest an additional $15 million in its manufacturing operation.

- **International Paper could invest as much as $200 million over the next five years in its manufacturing operation as part of its global pan to focus on uncoated paper and packaging products.**

- Sid Harvey Industries, a manufacturer and remanufacturer of heating, ventilation, air-conditioning and refrigeration parts and equipment, has announced that they will be relocating their manufacturing and remanufacturing facility to Georgetown County. This move will create approximately 100 new jobs in Georgetown County.

- Texas-based American Gypsum Co. is to build a new $125 million gypsum wallboard plant in Georgetown County. A subsidiary of Eagle Materials Inc., the facility will create approximately 100 direct jobs and up to 200 indirect jobs.

[1]SNL Financial
[2]SC Employment Security Commission, March 2007

Market Overview – Beaufort County

Total deposits in market: $3.2 billion

First Federal market share/rank: 3.5% / #12 *(OPPORTUNITY)*

Population: 155,212[1]   Median Family Income: $56,904[1]   Unemployment: 4.6%[2]

Largest Employers: Beaufort County School District, Wal-Mart Associates, Inc., County of Beaufort, Department of Defense, Beaufort Memorial Hospital

Economic overview:

- **Beaufort County posted $899 million in domestic expenditures to rank third in the state with 2.5 million visitors annually. These expenditures generated nearly $189 million in payroll as well as almost 13 thousand jobs within the county.**

- *Conde Nast Traveler* magazine ranked Hilton Head eighth in the Top 10 North American Islands.

- The Inn at Harbour Town on Hilton Head Island was listed among the top North American resorts by *Conde Nast Traveler*.

[1]SNL Financial
[2]SC Employment Security Commission, March 2007

Highly Attractive Markets

- 5 out of 6 market positions in higher growth markets



2006-2011 Projected Household Growth Rate1
30%
25%
20%
15%
10%
5%
0%
12.5%
16.1%
5.8%
13.1%
25.0%
25.1%
15.0% 2
8.7%
6.9%
Charleston MSA
Horry Cty
Florence Cty
Georgetown Cty
Beaufort Cty
Brunswick Cty
First Federal Markets
SC
US

Deposit Market[3]						
Share	11.8%	5.0%	7.8%	11.6%	3.5%	2.0%
Rank	3	10	4	3	12	8

[1]SNL Financial

[2]Weighted Average based on 2006 total households as provided by SNL Financial

[3]**HIGHLINE**DATA Branch Source, June 2006

37

Market Characteristics
1-4 Family Residential Building
Permit Growth



¹ Preliminary

Projections for Charleston MSA are 7,900 for 2007 and 8,200 for 2008.

Sources: Center for Economic Forecasting and GeoData Consulting, Inc.

Market Share Data[1]
Charleston MSA[2]

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	23	$2,056,190	21.5
2	BANK OF AMERICA NA	18	1,188,567	12.4
3	**FIRST FS&LA OF CHARLESTON**	**25**	**1,130,200**	**11.8**
4	SOUTH CAROLINA FCU	1	991,281	10.4
5	NATIONAL BK OF SC	8	575,596	6.0
6	FIRST CITIZENS B&TC	19	474,716	5.0
7	BRANCH BKG&TC SC	9	443,884	4.6
8	SOUTHCOAST COMMUNITY BK	8	374,378	3.9
9	COMMUNITY FIRSTBANK	5	331,372	3.5
10	CAROLINA FIRST BK	6	313,040	3.3
11	HERITAGE TRUST FCU	1	290,721	3.0
12	TIDELANDS BK	2	241,313	2.5
13	BANK OF SOUTH CAROLINA	4	211,148	2.2
14	CPM FCU	1	130,080	1.4
15	SOUTH CAROLINA B&T NA	5	117,362	1.2
	All Others	43	681,395	7.1
Totals:		178	$9,551,243	100.0

For the period 2001 to 2006 Financial Institutions increased 7 and Offices increased 26.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006
[2]Berkeley, Charleston and Dorchester Counties.

Market Share Data[1]
Horry County

Rank	Institution Name	Offices	Deposits	Market %
1	COASTAL FEDERAL BANK[2]	14	$ 863,796	15.4
2	CAROLINA FIRST BK	10	709,783	12.7
3	CONWAY NB	11	648,166	11.6
4	WACHOVIA BK NA	9	476,203	8.5
5	BRANCH BKG&TC SC[2]	7	449,375	8.0
6	NATIONAL BK OF SC	4	425,285	7.6
7	BANK OF AMERICA NA	8	365,455	6.5
8	BEACH FIRST NB	3	300,716	5.4
9	CRESCENT BK	4	280,475	5.0
10	**FIRST FS&LA OF CHARLESTON**	**13**	**278,956**	**5.0**
11	HORRY CTY ST BK	11	270,006	4.8
12	FIRST CITIZENS B&TC	5	120,827	2.2
13	FIRST PALMETTO SVGS BK	4	110,211	2.0
14	CAROLINA TRUST	1	103,548	1.9
15	ANDERSON BROTHERS BK	5	80,932	1.4
	All Others	7	112,215	2.0
Totals:		116	$5,595,949	100.0

For the period 2001 to 2006 Financial Institutions increased 3 and Offices increased 18.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

[2]Merger effective 5/1/07 (will close 10 offices)

40

Market Share Data[1]
Florence County

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	5	$ 397,183	19.3
2	BRANCH BKG&TC SC	3	394,335	19.1
3	FIRST RELIANCE BK	2	222,521	10.8
4	**FIRST FS&LA OF CHARLESTON**	**5**	**160,169**	**7.8**
5	BANK OF AMERICA NA	2	117,937	5.7
6	FIRST CITIZENS B&TC	6	105,196	5.1
7	CITIZENS BK	4	104,193	5.1
8	SOUTH CAROLINA B&T NA	2	73,696	3.6
9	FLORENCE NB	2	73,324	3.6
10	CAROLINA FIRST BK	3	72,437	3.5
11	SENTRY BANK & TRUST	1	60,087	2.9
12	NATIONAL BK OF SC	2	50,709	2.5
13	ANDERSON BROTHERS BK	2	38,734	1.9
14	CAROLINA B&TC	2	29,891	1.5
15	RBC CENTURA BK	1	25,483	1.2
	All Others	12	134,257	6.5
Totals:		54	$2,060,152	100.0

For the period 2001 to 2006 Financial Institutions increased 1 and Offices increased 1.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

41

Market Share Data[1]
Georgetown County

Rank	Institution Name	Offices	Deposits	Market %
1	PLANTATION FEDERAL BANK	2	$ 198,928	17.7
2	CAROLINA FIRST BK	3	136,573	12.2
3	**FIRST FS&LA OF CHARLESTON**	**4**	**130,073**	**11.6**
4	WACHOVIA BK NA	2	118,481	10.6
5	SOUTH CAROLINA B&T NA	2	97,076	8.6
6	FIRST CITIZENS B&TC	2	95,145	8.5
7	BANK OF AMERICA NA	3	59,111	5.3
8	GEORGETOWN KRAFT CU	1	47,732	4.3
9	BRANCH BKG&TC SC	2	39,691	3.5
10	CONWAY NB	2	37,061	3.3
11	EXCHANGE BK OF SC	1	36,279	3.2
12	NATIONAL BK OF SC	1	27,768	2.5
13	CITIZENS BK	1	26,989	2.4
14	PALMETTO HERITAGE B&T	1	23,896	2.1
15	COASTAL FEDERAL BANK	1	23,441	2.1
	All Others	3	24,417	2.2
Totals:		31	$1,122,661	100.0

For the period 2001 to 2006 Financial Institutions increased 6 and Offices increased 9.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

Market Share Data[1]
Beaufort County

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	9	$ 587,341	18.2
2	BANK OF AMERICA NA	6	379,085	11.8
3	SOUTH CAROLINA B&T NA	5	237,729	7.4
4	BRANCH BKG&TC SC	4	227,599	7.1
5	SUNTRUST BK	4	221,370	6.9
6	COASTALSTATES BK	2	195,553	6.1
7	CAROLINA FIRST BK	2	173,356	5.4
8	LOWCOUNTRY NB	2	158,737	4.9
9	LIBERTY SVGS BK FSB	5	151,284	4.7
10	NATIONAL BK OF SC	2	138,971	4.3
11	PALMETTO ST BK	3	136,378	4.2
12	**FIRST FS&LA OF CHARLESTON**	**3**	**114,168**	**3.5**
13	REGIONS BANK	6	113,517	3.5
14	ISLANDS COMMUNITY BK NA	1	60,198	1.9
15	BEACH FIRST NB	2	59,771	1.9
	All Others	10	264,167	8.2
Totals:		66	$3,219,224	100.0

For the period 2001 to 2006 Financial Institutions increased 6 and Offices increased 11.

[1]Market share data from **HIGHLINE**DATA Branch Source, June 2006

43

Market Share Data[1]
Brunswick County, NC

Rank	Institution Name	Offices	Deposits	Market %
1	BRANCH BANKING&TRUST CO [2]	10	$ 838,917	52.0
2	SECURITY SAVINGS BANK SSB	7	202,952	12.6
3	COASTAL FEDERAL BANK [2]	6	172,246	10.7
4	WACCAMAW BANK	3	107,334	6.7
5	FIRST-CITIZENS BANK&TRUST CO	4	94,034	5.8
6	BANK OF AMERICA NA	3	93,237	5.8
7	RBC CENTURA BANK	3	43,837	2.7
8	**FIRST FS&LA OF CHARLESTON**	**1**	**31,948**	**2.0**
9	COOP BANK	1	25,545	1.6
10	BANK OF WILMINGTON	1	1,946	0.1
Totals:		39	$1,611,996	100.0

For the period 2001 to 2006 Financial Institutions increased 1 and Offices increased 8.

[1]Data from FDIC Summary of Deposits, June, 2006
[2]Merger effective 5/1/07 (will close 10 offices)

Human Capital
January 2007
Average Years with the Company



Employee Development and Retention

- Experienced, Motivated Management Team

- Succession planning for key positions

- Qualified, Well-trained Staff

- Comprehensive Use of Incentive based compensation
  - 100% of Management Team/Board of Directors compensation awards are performance based
  - 38% of Total Employees Incentive Based

- Commitment to Education and Development
  - Tuition Reimbursement
  - Organizational Development Program
  - Expanded training opportunities in-house, online
  - Self-Development Program

- Results:

- "South Carolina Family Friendly Workplace Awards" winner, 2005

- Placed 3rd in the top 15 "Best Places to Work in South Carolina"

- High retention levels

Performance Drivers
March 31, 2007

- Targets for Management Team Stock Ownership-One to Four Times Compensation
- Specific Goals for Management Performance Plan - ROE Driven
- Performance Plan for Directors - ROE Driven
- 89% Employees Own Company Stock
- 18% of Shares Outstanding Owned by Directors, Officers & Employees (11% Owned by Directors, Directors Emeriti and Officers)

Financial Performance

Assets

(amounts in billions)



Loan Portfolio
(amounts in millions)



$93
Construction
5%

$1,155
Residential Real Estate
60%

$351
Consumer
18%

$82
Land & Lots
4%

$257
Multifamily, Commercial Real Estate & Business
13%

March 31, 2002

Home equity	$148
Mobile home	98
Other	105

Commercial RE	$117
Business	105
Multifamily	35



$136
Construction
6%

$912
Residential Real Estate
42%

$576
Consumer
27%

$222
Land & Lots
10%

$327
Multifamily, Commercial Real Estate & Business
15%

March 31, 2007

Fixed	39%
Variable	61%

Commercial RE	$218
Business	87
Multifamily	22

Home equity	$257
Mobile home	185
Marine	72
Credit Card	14
Other	48

50

Sound Asset Quality

Conservative Credit Culture

- Chief credit officer in place 19 years
- Centrally-managed credit analysis
- 82% of loan portfolio collateralized by real estate.

Consumer Home Equity Lending

(amounts in millions)



*Average annual growth rate

Consumer Home Equity Loans
at March 31, 2007

- 18% are 1st mortgages, 82% are 2nd mortgages
- 99.3% are variable rate (prime based), 0.7% are fixed rate
- Average line amount of $66,980
- Average home value of $265,750
- Yield 8.14%
- 30-day or more delinquency rate – 0.20%
- Net charge-offs: FY2006=0.01%, FY2005=0.03%, FY2004=0.05%

Mobile Home Lending

(amounts in millions)



*Average annual growth rate

Mobile Home Loans
at March 31, 2007

- 100% are fixed rate
- Average loan balance – $36,361
- Average rate – 9.54%
- State of origin:
  - SC   79%
  - NC   12%
  - FL   6%
  - GA   3%
- 30-day or more delinquency rate – 1.69%
- Net charge-offs: FY2006=1.27%, FY2005=1.77%, FY2004=1.84%

Asset Quality – Net Charge-Offs

(dollars in thousands)

	Six Months Ended 3/07	Six Months Ended 3/06	NCO's as a % by Portfolio Annualized	
			YTD 3/07	YTD 3/06
Allowance at Beginning of Period	$ 14,615	$ 14,155		
Net Charge-Offs (Recoveries):				
Commercial	151	61	0.38%	0.17%
Real Estate - Commercial	- 0 -	82	0.00%	0.02%
Real Estate - Residential	52	443	0.01%	0.09%
Consumer	842	683	0.36%	0.39%
NCO's, excluding Mobile Homes	1,045	1,269	0.11%	0.14%
Consumer - Mobile Homes	791	934	0.88%	1.16%
Total Net Charge-Offs	1,836	2,203	0.18%	0.23%
Provision for Loan Losses	1,930	2,209		
Allowance at End of Period	$ 14,709	$ 14,161		
Allowance as a Percentage of Loans	0.70%	0.71%		

Historical Perspective on Asset Quality



Problem Assets

March 31, 2007
(amounts in thousands)

Non-accrual Loans	$ 5,049
Loans 90 Days or More Past Due	56
Renegotiated Loans	0
REO through Foreclosure	1,277
TOTAL	$ 6,382
NPA/Total Assets	.24%
Annualized Net Charge-offs/Average Net Loans	.18%
Allowance/Non-Performing Loans	288%

Efficiency Ratio



Net Interest Income

(amounts in thousands)



Net Interest Spread



Well-Managed Interest Rate Risk
March 31, 2007
Net Interest Income Stability



Net Income
(amounts in thousands)



Core Earnings Per Share
(diluted)



Core Return on Average Equity



Share Repurchase Plans

(in thousands)



Stock Performance



Consistent Dividend Growth



*Quarterly dividend annualized

Investment Highlights

- Proven management team

- Diversified balance sheet

- Bottom line focused management with significant management ownership

- High growth markets

- Exceptional customer service and convenience

- Core deposit growth

- Long history of strong asset quality management

- High convenience/customer driven distribution system

- Strong other income growth

- Effective management of interest-rate risk

Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	60	31 years
R. Wayne Hall	Executive Vice President & CFO	56	30 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	60	32 years
Susan E. Baham	Executive Vice President & COO	57	35 years
John L. Ott	Executive Vice President, Retail Banking	59	36 years

Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	53	25 years
Robert C. Bailey	SVP Branch Admin.	56	30 years
Elton K. Carrier	SVP Commercial Lending	64	33 years
Kenneth J. Clair	SVP Lending & Loan Op.	52	30 years
Charles L. Clark II	SVP Loan Servicing	63	39 years
R. Bruce Copeland, Jr.	SVP Marketing	49	22 years
C. Alec Elmore, Jr.	SVP Northern Region	46	25 years
Mark G. Endres	SVP and Controller	64	35 years
Jerry P. Gazes	SVP Human Resources	59	33 years
Anthony J. Johnston, IV	SVP Information Technology	45	21 years
Betsy B. Lewis	SVP Internal Audit	48	21 years
Allison A. Rhyne	SVP Insurance Services	54	27 years
Robert F. Snyder, Jr.	SVP Support Services	57	35 years
Richard H. Stoughton	SVP Planning & Development	61	32 years